BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

RECEIVED

2006 JUN -2 P 4:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BAA

25 May 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

06014022

SUPPL

PROCESSED

JUN 05 2006

THOMSON FINANCIAL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

Sarah Hunter
Head of Investor Relations

dlw 6/5

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6783

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 25 May 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM AUSTRALIA, CANADA OR JAPAN

Immediate Release
Thursday 25 May 2006

BAA value clearly higher than 940 pence per share
Dividend to increase by 40%

The Board of BAA plc ('BAA') is today posting a circular to shareholders explaining its views on the value of BAA. The company is demonstrating its confidence for the future prospects of the business by setting out proposals for a 40% dividend per share increase in 2006/07 and a £750 million capital return, delivering significant value to shareholders.

The circular highlights the four main building blocks for the value of BAA:

- The London airports, which are in a period of very strong growth, creating a demand for investment which the regulator has a statutory duty (among other duties) to incentivise.
- The non-London airports business, which generates higher returns than the London airports and which has nearly tripled in size with the acquisition of Budapest Airport.
- The opportunities that lie ahead, at home and abroad, for BAA's first-rate management team to continue creating additional value in this dynamic sector.
- Finally, in the context of a takeover bid, any bidder should expect to have to pay a premium to secure control of a company, particularly one which is the world's leading and largest airport company, the last transport infrastructure stock remaining in the FTSE 100 index and which has prospects for growth with an in-built inflation hedge.

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com

The circular provides a clear method for valuing these building blocks that has led the Board to the conclusion that the value of BAA is clearly higher than 940 pence per share.

As a demonstration of the Board's confidence in the company's value it has announced proposals for:

- A 2006/07 dividend per share of 31.5 pence, an increase of 40%
- A 2007/08 dividend per share of 33.7 pence, a further increase of 7%
- A £750 million return of capital to shareholders by way of a tender offer, to be made as soon as practicable after the Ferrovial Consortium's or any other offer lapses.

Subject to the outcome of the CAA review for the period 2008-13, the Board intends to pursue a progressive dividend policy after 2008, showing growth in real terms.

On April 7th, 2006, the Ferrovial Consortium announced its offer of 810 pence per share to shareholders of BAA.

Marcus Agius, BAA Chairman commented: "Over the last 15 weeks the Ferrovial Consortium has failed to offer BAA shareholders anything which approaches the true value of their company. We are confident about our company's future – that's why we are returning capital and increasing the dividend. We remain determined that this company will not be sold to the Ferrovial Consortium or any other bidder on the cheap."

Mike Clasper, Chief Executive of BAA said: "We have today set out a very clear view of BAA's value. I am very confident that we can deliver. Our shareholders should stay with BAA."

Shareholders who wish to reject the Ferrovial Consortium's offer need do nothing and should not sign any document which the Ferrovial Consortium or its advisers send to them.

Further information for shareholders is contained in the circular being posted today and which will be available later today on www.baa.com/bid.

A pre-recorded interview with BAA's Chief Executive Officer, Mike Clasper, is available from 7.30am today on BAA's website - www.baa.com/bid.

Conference call details

To support the publication of BAA's circular, we will be hosting a conference call for investors and analysts with Mike Clasper, Chief Executive Officer, on Friday 26 May at 2.30pm.

Time:	2.30pm (British summer time)
Numbers:	UK Freephone: 0800 073 8942
	US Toll Free: 1866 776 2899
Standard International:	+44 (0)1452 542 566

If you intend to join the call, please dial in at least five minutes prior to the start time to allow the operator to register all participants in good time.

For those unavailable at the time of the call a replay facility will be available from 6pm (British summer time) on Friday 26 May for 30 days. The details for this facility are:

Encore Replay Access Number:	9849329#
UK Free Phone Number:	0800 953 1533
US Toll Free Number:	1866 247 4222
Standard International Number:	+44 (0)1452 55 00 00

- Ends -

Media enquiries:	**Mark Mann, BAA plc** **Tel: +44 (0)20 7932 6609**
City enquiries:	**Sarah Hunter, BAA plc** **Tel: +44 (0)20 7932 6692**
Brunswick:	**Richard Jacques** **Tel: +44 (0)7974 982557**
	Nick Claydon **Tel: +44 (0)7974 982547**

The Board of BAA has received financial advice from Rothschild and UBS. In providing this advice, Rothschild and UBS have placed reliance on the commercial assessments of the Directors.

The Directors of BAA accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors of BAA (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

N M Rothschild & Sons Limited ('Rothschild'), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to clients of Rothschild or for giving advice in relation to such matters.

UBS Investment Bank ('UBS'), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to clients of UBS or for giving advice in relation to such matters.

Hoare Govett, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for BAA and no-one else in connection with the matters referred to herein and will not be responsible to anyone other than BAA for providing the protections afforded to clients of Hoare Govett or for giving advice in relation to such matters.

BAA

News release

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM AUSTRALIA, CANADA OR JAPAN

Immediate Release
Thursday 25 May 2006

BAA Response to Office of Fair Trading announcement

BAA notes today's announcement from the Office of Fair Trading (OFT) that it is considering looking into the market structure of the UK airport industry.

The announcement was a complete surprise to the company.

BAA will give careful consideration to the OFT's announcement and will cooperate with any enquiry.

The UK airports market is heavily regulated by the Civil Aviation Authority (CAA) and the Competition Commission and previous assessments have concluded that the structure of the market does not operate against the public interest.

BAA's major businesses are already price regulated by the CAA and the Competition Commission in the interests of airport users. BAA therefore believes that the fact of the possible enquiry does not harm the underlying economics of its regulated airports.

- Ends -

Heathrow Gatwick Stansted Glasgow Edinburgh
Aberdeen Southampton Naples Budapest

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com

Media enquiries: **Mark Mann, BAA plc**
Tel: +44 (0)20 7932 6609

City enquiries: **Sarah Hunter, BAA plc**
Tel: +44 (0)20 7932 6692

Brunswick: **Richard Jacques**
Nick Claydon
Giles Croot
Tel: +44 (0)20 7404 5959

The Directors of BAA accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors of BAA (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.